Fact Sheet for Term Sheet No. 1752ZZ
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated: May 7, 2013

Deutsche Bank

Autocallable Securities Linked to the Performance of a Basket of Currencies Relative to the Japanese Yen due May 14, 2015

Automatic call if Basket Return is greater than or equal to zero on any Observation Date, full downside exposure if Basket Return is less than -20.00%

General

The securities are linked to the performance of an equally weighted basket of currencies (the "**Basket**") consisting of the Mexican peso, the Brazilian real and the Chilean peso (each, a "**Basket Currency**") relative to the Japanese yen (the "**Reference Currency**"). The securities will automatically be called and will pay a premium if the Basket Return, calculated as set forth below, is greater than or equal to zero (meaning that the Basket Currencies, as a whole, strengthen or remain unchanged relative to the Japanese yen) on any Observation Date. If the securities are not automatically called and the Basket Return on the Final Valuation Date is less than zero (meaning the Basket Currencies, as a whole, weaken relative to the Japanese yen), but is greater than or equal to -20.00%, investors will receive $1,000 per $1,000 Face Amount of securities. However, if the securities are not automatically called and the Basket Return on the Final Valuation Date is less than -20.00%, investors will lose 1.00% of their initial investment for every 1.00% the Basket Return is negative. Investors should be willing to lose a significant portion or all of their initial investment in the securities if the securities are not automatically called and the Basket Return is less than -20.00%. The securities do not pay any coupons. Any payment upon an automatic call of the securities or at maturity is subject to the credit of the Issuer.

Security Characteristics

- Opportunity to receive the Call Premium if the Basket Return is greater than or equal to zero on any Observation Date
- Contingent protection if the Basket Return is not less than -20.00% on the Final Valuation Date

Risk Considerations

- Appreciation potential limited to the Face Amount plus the Call Premium regardless of the Basket Return.
- Potential early exit as a result of the Automatic Call feature.
- You will lose a significant portion or all of your investment if the securities are not automatically called and the Basket Return is less than -20.00%.
- Any payment on the securities is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your securities to maturity.
- Additional risk factors can be found on the last two pages of this fact sheet.

Call Premium Payment


First Observation Date: Is Basket Performance ≥ 0.00%
Yes, Investor receives Face Amount + Call Premium
$1,085.00 on the first Call Settlement Date
No
Second Observation Date: Is Basket Performance ≥ 0.00%
Yes, Investor receives Face Amount + Call Premium
$1,170.00 on the second Call Settlement Date
No
Third Observation Date: Is Basket Performance ≥ 0.00%
Yes, Investor receives Face Amount + Call Premium
$1,255.00 on the third Call Settlement Date
No
Fourth Observation Date: Is Basket Performance ≥ 0.00%
Yes, Investor receives Face Amount + Call Premium
$1,340.00 on the fourth Call Settlement Date
No
See Payment at Maturity on the following page

Summary of Indicative Terms

CUSIP: 25152RCU5
Issuer: Deutsche Bank AG, London Branch
Maturity/Tenor: Approximately 2 years
Face Amount: $1,000 per security
Basket: The securities are linked to the performance of an equally weighted basket consisting of the Mexican peso, the Brazilian real and the Chilean peso.

Basket Currency	Reference Currency	Basket Currency Weighting
Mexican peso ("MXN")	JPY	1/3
Brazilian real ("BRL")	JPY	1/3
Chilean peso ("CLP")	JPY	1/3

Reference Currency: Japanese yen ("JPY")
Automatic Call: If the Basket Return on any Observation Date is greater than or equal to zero, the securities will be automatically called on the corresponding Call Settlement Date for a cash payment per $1,000 Face Amount of securities equal to $1,000 plus $1,000 *multiplied by* the Call Premium for the relevant Observation Date.

Observation Dates	Expected Call Settlement Dates	Call Premium
November 12, 2013	November 15, 2013	8.50%
May 13, 2014	May 16, 2014	17.00%
November 12, 2014	November 17, 2014	25.50%
May 11, 2015 (Final Valuation Date)	May 14, 2015 (Maturity Date)	34.00%

Call Settlement Dates: The third business day following the relevant Observation Date.
Payment at Maturity: If the securities are not automatically called, the Payment at Maturity per $1,000 Face Amount of securities will be:

- If the Basket Return on the Final Valuation Date is greater than or equal to -20.00%:
  Face Amount
- If the Basket Return on the Final Valuation Date is less than -20.00%:
  $1,000 + ($1,000 x Basket Return)

Under these circumstances, you will lose a significant portion or all of your investment at maturity. In no event will the Payment at Maturity be less than zero.

Basket Return:
$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$

Initial Basket Level: Set equal to 100 on the Trade Date
Final Basket Level: 100 x [1 + (MXN Performance x 1/3) + (BRL Performance x 1/3) + (CLP Performance x 1/3)]
The MXN Performance, BRL Performance and CLP Performance will each equal the Currency Performance of the respective Basket Currency against the Japanese yen, expressed as a percentage.
Currency Performance: For each Basket Currency:
$$\frac{\text{Final Spot Rate} - \text{Initial Spot Rate}}{\text{Final Spot Rate}}$$

Initial Spot Rate: For each Basket Currency, the Spot Rate for such Basket Currency on the Trade Date.
Final Spot Rate: For each Basket Currency, the Spot Rate for such Basket Currency on the relevant date of calculation.
Spot Rate: The Spot Rate for each Basket Currency is expressed as units of Japanese yen per such Basket Currency, which is equal to:
$$\frac{\text{USD/JPY Spot Rate}}{\text{USD/Basket Currency Spot Rate}}$$
The USD/JPY Spot Rate and each USD/Basket Currency Spot Rate are determined by the calculation agent by reference to the spot rate definitions set forth in term sheet No. 1752ZZ under "Spot Rates." For each Basket Currency, a higher Spot Rate indicates a strengthening of such Basket Currency against the Japanese yen, while a lower Spot Rate indicates a weakening of such Basket Currency against the Japanese yen.
Trade Date: May 10, 2013
Settlement Date: May 15, 2013
Final Valuation Date: May 11, 2015
Maturity Date: May 14, 2015
Fees and Commissions: JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer that will not exceed $15.00 per $1,000 Face Amount of securities, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1752ZZ.

For more information regarding this offering, please refer to term sheet No. 1752ZZ on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010313002876/dp38113_fwp-1752zz.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

If the securities are not automatically called, for every $1,000 Face Amount of securities, investors will receive at maturity an amount based on the Basket Return, determined as follows. Any payment on the securities is subject to the credit of the Issuer.

Step		
1	Determine the Basket Return	Basket Return = (Final Basket Level – Initial Basket Level) / Initial Basket Level
2	Basket Return greater than or equal to -20%? Yes	Payment at Maturity = Face Amount $1,000
3	No → Basket Return less than -20%? Yes	Face Amount is reduced by 1% for every 1% the Basket Return is negative. Therefore, you will lose a significant portion or all of your investment at maturity: Payment at Maturity = Face Amount $1,000 + (Face Amount $1,000 x Basket Return)

Hypothetical Payment Upon an Automatic Call

If the Basket Return on any Observation Date is greater than or equal to zero, the securities will be automatically called and the investor will receive a cash payment per security on the related Call Settlement Date equal to $1,000 per Face Amount of securities *plus* $1,000 multiplied by the Call Premium for the relevant Observation Date.

Observation Date	Expected Call Settlement Date	Call Premium	Call Payments (per $1,000 Face Amount)
November 12, 2013	November 15, 2013	8.50%	$1,085.00
May 13, 2014	May 16, 2014	17.00%	$1,170.00
November 12, 2014	November 17, 2014	25.50%	$1,255.00
May 11, 2015 (Final Valuation Date)	May 14, 2015 (Maturity Date)	34.00%	$1,340.00

Hypothetical Payment at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of securities, an Initial Basket Level of 100.00 and that the securities are not automatically called.

Final Basket Level	Basket Return	Payment at Maturity	Return on the Securities at Maturity
120.00	20.00%	N/A	N/A
115.00	15.00%	N/A	N/A
110.00	10.00%	N/A	N/A
105.00	5.00%	N/A	N/A
100.00	0.00%	N/A	N/A
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
85.00	-15.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$700.00	-30.00%
60.00	-40.00%	$600.00	-40.00%
40.00	-60.00%	$400.00	-60.00%
20.00	-80.00%	$200.00	-80.00%
0.00	-100.00%	$0.00	-100.00%
-10.00	-110.00%	$0.00	-100.00%

N/A: Not applicable because the securities will be automatically called if the Basket Return is greater than or equal to zero on the last Observation Date (the Final Valuation Date).

Selected Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS -- The securities do not guarantee any return of your investment. The return on the securities at maturity is linked to the performance of the Basket Currencies relative to the
Japanese yen and will depend on whether the securities are automatically called, and if the securities are not called, on the Basket Return. If the securities are not automatically called, you will not receive a positive return on the securities. Moreover, if the securities are not automatically called and the Basket Return, calculated as set forth herein, is less than -20.00%, you will lose 1.00% of your investment for every 1.00% the Basket Return is negative. In this scenario, you will lose a significant portion or all of your investment in the securities. Any payment on the securities is subject to our ability to satisfy our obligations as they become due.

THE MAXIMUM RETURN TO THE SECURITIES IS LIMITED TO THE CALL PREMIUM --The
appreciation potential of the securities is limited to the pre-specified Call
Premium on the relevant Observation Date, regardless of the performance of the
Basket. In addition, since the securities could be called as early as the first
Observation Date, the term of your investment could be as short as six months, and your return on the securities would be less than what you would receive if the securities were called on a later Observation Date. If the securities are not automatically called, you will not realize a positive return on the securities, and you may lose up to 100% of your initial investment if the
Basket Return is less than -20.00% .

REINVESTMENT RISK -- If your securities are called early, the term of the securities may be reduced to as short as six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

THE SECURITIES DO NOT PAY COUPONS -- Unlike ordinary debt securities, the securities do not pay coupons and do not guarantee any return of the initial investment at maturity.

THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS -- The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in
Deutsche Bank AG's credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event
Deutsche Bank AG were to default on its obligations you might not receive the amount owed to you under the terms of the securities.

BECAUSE OF THE FORMULAS USED FOR CALCULATING THE CURRENCY PERFORMANCE, THE
MAXIMUM CURRENCY PERFORMANCE IS 100%, WHILE THERE IS NO COMPARABLE LIMIT ON
NEGATIVE CURRENCY PERFORMANCE -- Because the Currency Performance of each
Basket Currency is calculated by dividing the difference between the Final Spot
Rate and the Initial Spot Rate by the Final Spot Rate, the maximum Currency
Performance, and as a result the maximum possible Basket Return, will equal
100%. In addition, because the Currency Performance is calculated in this manner, there is no comparable limit on the negative Currency Performance of a
Basket Currency or the Basket Return. Thus, the Currency Performance of a
Basket Currency will be less than -100.00% if the Final Spot Rate of such
Basket Currency is less than 50.00% of its Initial Spot Rate. Due to the
Currency Performance formula, even if a majority of the Basket Currencies were to appreciate relative to the Reference Currency, that positive performance could be offset by severe depreciation of one or more of the other Basket
Currencies relative to the Reference Currency. For example, if the Currency
Performances of two Basket Currencies are each 20%, and the Currency
Performance of the third Basket Currency is -190%, the Basket Return will equal
-50.00%, and investors will be fully exposed to the negative Basket Return.

GAINS IN THE CURRENCY PERFORMANCE OF ONE BASKET CURRENCY MAY BE OFFSET BY
LOSSES IN THE CURRENCY PERFORMANCE OF THE OTHER BASKET CURRENCIES -- The
securities are linked to the performance of the Basket, which is composed of three currencies with equal weightings. The Basket Return will be based on the appreciation or depreciation of the Basket as a whole, as measured by the
Basket Return formula set forth herein. Therefore, a positive Currency
Performance of one Basket Currency may be offset, in whole or in part, by negative Currency Performances of the other Basket Currencies of lesser, equal or greater magnitude, which may result in an aggregate Basket Return less than zero.

THE PAYMENT FORMULA FOR THE SECURITIES WILL NOT TAKE INTO ACCOUNT ALL
DEVELOPMENTS IN THE BASKET CURRENCIES -- Changes in the Basket Currencies
during the term of the securities may not be reflected in the calculation of the Payment at Maturity. The Basket Return will be calculated only on the
Observation Dates and the Final Valuation Date, and will be based on the Final
Spot Rates of the Basket Currencies. As a result, the Basket Return may be less than zero even if the Basket Currencies have moved favorably at certain times during the term of the securities before moving to unfavorable levels on the relevant Observation Dates or the Final Valuation Date.

INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE
BASKET CURRENCIES -- You may receive a lower payment in respect of the securities than you would have received if you had made a direct, uncapped investment in the Basket Currencies. In addition, the Basket Return is based on the Currency Performances of each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

THE SECURITIES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK -- Holders of the
securities will be exposed to currency exchange rate risk with respect to the
Basket Currencies and the Reference Currency. The Basket Return will depend on the extent to which the Basket Currencies, as a whole, strengthen or weaken against the Reference Currency, calculated based on the respective exchange rates of the Basket Currencies and the Reference Currency against the U.S.
dollar. Foreign currency exchange rates vary over time, and may vary considerably during the term of the securities. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in each Basket Currency's country and economic and political developments in the Reference Currency's country. Additionally, the volatility of the currency exchange rate between the
Basket Currencies and the Reference Currency, between the Basket Currencies and the U.S. dollar and between the Reference Currency and the U.S. dollar could affect the value of the securities. Of particular importance to currency exchange rate risk are existing and expected rates of inflation; existing and expected interest rate levels; political, civil or military unrest; the balance of payments between the countries represented in the Basket, Japan and the U.S.;
and the extent of governmental surpluses or deficits in the countries represented in the Basket, Japan and the U.S. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Basket, Japan, the U.S. and other countries important to international trade and finance.

CURRENCY MARKETS MAY BE VOLATILE -- Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies.
Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rates of the Basket Currencies and, therefore the value of your securities in varying ways.

THE SECURITIES ARE SUBJECT TO EMERGING MARKETS RISK -- The Basket Currencies are
currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the securities and the return on the securities.

LEGAL AND REGULATORY RISKS -- Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and/or the Reference
Currency and, consequently, the value of and return on the securities.

THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE
EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS -- In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Basket Currencies relative to the Reference
Currency. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Basket Currencies relative to the
Reference Currency and the value of the securities.

IF THE LIQUIDITY OF THE BASKET CURRENCIES AND/OR THE REFERENCE CURRENCY IS
LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED -- Currencies and
derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on an
Observation Date would likely have an adverse effect on the Final Spot Rates of the Basket Currencies, and therefore, reduce the likelihood the securities are automatically called and/or adversely affect the return on your securities.
Limited liquidity relating to the Basket Currencies and/or the Reference
Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the
Currency Performance could, in turn, result in potential conflicts of interest.

SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE BASKET CURRENCIES AND/OR THE
REFERENCE CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES -- The
currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Basket Currencies and the Reference Currency and, therefore, the value of the securities.

HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES RELATIVE TO THE REFERENCE
CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE
BASKET CURRENCIES RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE
SECURITIES -- It is impossible to predict whether the Spot Rates for any of the
Basket Currencies will rise or

fall. The actual performance of the Basket Currencies, as a whole, relative to the Reference Currency over the term of the securities may bear little relation to the historical exchange rates of the Basket Currencies, as a whole, relative to the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet.

MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY
AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN -- The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred. Upon the occurrence of a Market Disruption Event, it is possible that the relevant
Observation Date, Call Settlement Date, Final Valuation Date and the Maturity
Date will be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rates of the affected Basket Currencies as set forth under "Description of Securities --
Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement and such Spot Rate may differ substantially from the published exchange rate of such Basket Currencies in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return. If the securities are not automatically called, the amount you receive at maturity may be less or significantly less than your initial investment and may be zero.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE
SECURITIES PRIOR TO MATURITY -- Certain built-in costs, such as our estimated cost of hedging, are likely to affect the value of the securities prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates) will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments.
Accordingly, you should be able and willing to hold your securities to maturity.

LACK OF LIQUIDITY -- The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES --
While we expect that, generally, the Spot Rates for the Basket Currencies on any day will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE
AND CURRENCY DERIVATIVE MARKET MAY AFFECT THE VALUE OF THE SECURITIES -- We or
one or more of our affiliates expect to hedge our foreign currency exposure from the securities by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments.
Such trading and hedging activities may affect the Spot Rates and make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Basket Currencies and/or the Reference Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Basket Currencies and/or the Reference
Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors' trading and investment strategies related to the securities.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE and CO. AND ITS AFFILIATES,
MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE
INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH,
OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE BASKET CURRENCIES TO
WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES -- We, our
affiliates and agents, and JPMorgan Chase and Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the securities. We, our affiliates and agents, or JPMorgan Chase and Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase and
Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Basket
Currencies to which the securities are linked.

POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE
UNCERTAIN [SUBJECT TO DPW TAX REVIEW]-- In determining our tax reporting responsibilities, if any, with respect to the securities, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If the securities are treated as prepaid financial contracts that are not debt, you should not recognize taxable income or loss prior to the taxable disposition of your securities (including at maturity). However, significant aspects of the tax treatment of the securities are uncertain. You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences" and the section of the accompanying term sheet entitled "Tax Consequences." If the Internal

Revenue Service ("IRS") were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of "prepaid forward contracts"
and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

See "Selected Risk Considerations" in the accompanying term sheet and "Risk
Factors" in the accompanying product supplement for additional information.
Deutsche Bank AG has filed a registration statement (including a prospectus)
with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet
No.1752ZZ and the product supplement relating to this offering that Deutsche
Bank AG has filed with the SEC for more complete information about Deutsche
Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank
AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No.
1752ZZ and this fact sheet if you so request by calling toll-free
1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.